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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                        Lazare Kaplan International Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    521078105
                                   -----------
                                 (CUSIP Number)

                                 Michael J. Shef
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6140

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 26, 2002
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No. 521078105                     13D                    Page 2 of 7 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Fifth Avenue Group, LLC
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:        AF      BK
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           971,103
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      2,151,103
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        2,151,103
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        24.7%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

CUSIP No. 521078105                     13D                    Page 3 of 7 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Matthew Fortgang
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:        AF      BK
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power           0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         971,103
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power      0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    2,151,103
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        2,151,103
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        24.7%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

CUSIP No. 521078105                     13D                    Page 4 of 7 Pages

--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Revocable Trust for the Benefit of Susan Fortgang dated May 23, 1996
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:        AF      BK
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power           0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         971,103
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power      0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    2,151,103
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        2,151,103
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        24.7%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

CUSIP No. 521078105                     13D                    Page 5 of 7 Pages

--------------------------------------------------------------------------------

     Except as to Items 3 and 5 no changes have occurred to the answer of any Items of this Schedule 13D from the information last reported by the reporting persons in respect of such Items. Defined terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Schedule 13D filed by the reporting persons on January 14, 2002.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended to add the following:

     Fifth Avenue Group purchased 62,100 and 237,903 shares of the Company's Common Stock in private transactions on February 12, 2002 and February 26, 2002, respectively. Fifth Avenue Group obtained funds from an affiliate and a bank to purchase the 300,003 shares of the Company's Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Items 5(a) and (b) are amended as follows:

     (a)

          Fifth Avenue Group
          ------------------

          Fifth Avenue Group is the beneficial owner of the Shares. The Shares represent 24.7% of the Common Stock issued and outstanding.

          Matthew Fortgang
          ----------------

          Matthew Fortgang, as a member of Fifth Avenue Group, may be deemed a beneficial owner of the Shares. The Shares represent 24.7% of the Common Stock issued and outstanding.

          Trust
          -----

          The Trust, as a member of Fifth Avenue Group, may be deemed a beneficial owner of the Shares. The Shares represent 24.7% of the Common Stock issued and outstanding.

     (b)

          Fifth Avenue Group, Matthew Fortgang and the Trust may be deemed to have the shared power to vote 971,103 Shares and to dispose of 2,151,103 Shares.

         Item 5(c) is amended to add the following:

     (c)

          Fifth Avenue Group
          ------------------

          The following is a list of transactions in the Common Stock that were effected in the past 60 days and were not previously reported:

CUSIP No. 521078105                     13D                    Page 6 of 7 Pages

--------------------------------------------------------------------------------

                                                    Number of Shares
                                                    ----------------


Date of Transaction      Acquired          Price        Nature of Transaction
-------------------      --------          -----        ---------------------
February 12, 2002          62,100           $8.75        Private Purchase
February 26, 2002         237,903           $9.00        Private Purchases

---------

          Neither Matthew Fortgang nor the Trust have effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 521078105                     13D                    Page 7 of 7 Pages

--------------------------------------------------------------------------------



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 6, 2002


                                        FIFTH AVENUE GROUP, LLC


                                        By:   /s/  Matthew Fortgang
                                           -------------------------------------
                                           Name:   Matthew Fortgang
                                           Title:  Manager


                                        Revocable Trust for the Benefit of
                                        Susan Fortgang dated May 23, 1996


                                        By:   /s/  Matthew Fortgang
                                           -------------------------------------
                                           Name:   Matthew Fortgang
                                           Title:  Co-Trustee


                                             /s/   Matthew Fortgang
                                           -------------------------------------
                                           Matthew Fortgang